

August 3, 2020

Michael Jackowski
Chief Executive Officer
Duck Creek Technologies, Inc.
22 Boston Wharf Road, Floor 10
Boston, MA 02210

> **Re: Duck Creek Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 23, 2020**
> **File No. 333-240050**

Dear Mr. Jackowski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Use of Proceeds, page 60

1.   Please revise here and on page 62 to disclose whether there are currently any amounts outstanding under your revolving credit facility.

Unaudited Pro Forma Consolidated Financial Information, page 65

2.   We note from your disclosure on pages 14 and 62 that you intend to use the net proceeds from your offering to redeem LP Units held by certain of the Existing Holders and LP Units owned by Accenture that are not contributed to the Company in the Reorganization Transactions. Please revise throughout the filing to give effect to the number of shares whose proceeds would be necessary for these redemptions, or explain why you do not believe it is not necessary.

<u>Certain Relationships and Related Party Transactions, page 134</u>

3.   Please file the restrictive covenants agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at 202-551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc: Michael J. Zeidel, Esq.